SCHEDULE 1

Name of Fund	Annual Fee as a Percentage of Average Daily Net Sub-Advised Assets	Reapproval Date	Reapproval Day

BNY Mellon Dynamic Value ETF	0.30%	May 31, 2026	May 31st

BNY Mellon Enhanced Dividend and Income ETF1	0.25%	May 31, 2027	May 31st

1	This schedule is revised effective as of June 16, 2025 to reflect the addition of BNY Mellon Enhanced Dividend and Income ETF.